Exhibit 99.1

SCAILEX CORPORATION LTD.

DIRECTORS REPORT

JANUARY-MARCH 2008

1.	Company fundamental data:

1.1.	Scailex Corporation (“the Company”) is a public company whose shares are listed on the Tel Aviv Stock Exchange (“TASE”) and quoted on the OTC Bulletin Board in the US.

1.2.	As of March 31, 2008, the Company’s assets contain mainly shares of ORL Ltd. (“ORL”) which are presented as available-for-sale financial assets, cash and cash equivalents and held-to-maturity securities.

2.	Results of Operations

The Company’s financial statements which are attached to this report are based on the International Financial Reporting Standards (“IFRS”) and were prepared in accordance with the Israeli securities regulations.

The Company’s functional currency is the US Dollar and the reporting currency is the New Israeli Shekel in accordance with the Israeli securities regulations.

2.1.	Income from continuing operations

2.1.1.	The financial income is the first quarter of 2008 amounted to NIS 4.2 million compared to NIS 15.3 million in the first quarter of 2007. The decrease resulted from the decrease in interest received due to the decrease in cash invested in daily deposits and the decrease in marketable securities due to the purchase of shares of ORL during 2007 and due to the decrease in United States monetary interest rates during the quarter.

During the quarter, the Company reported “other income” of NIS 23.0 million in respect of profit recorded from the purchase of capital note issued to the minority shareholders in PCH. The profit represents the difference between the value of the note in PCH’s books at the date of the purchase and the amount paid by the company in the transaction. (see clause 5.2 which deals with PCH’s minority purchase matter).

2.2.	Expenses related to continued operations

2.2.1.	The general and administrative expenses contain mainly expenses in respect of the Company’s financial management, payment to various consultants pursuant to various regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US, expenses related to evaluation of investments and expenses related to current management of the assets left in the subsidiaries whose assets and operations have been sold. In the first quarter of 2008 these expenses amounted to NIS 3.5 million compared to NIS 2.8 million in the same period of 2007. The increase is mainly due to increase of NIS 0.5 million in professional fee item as a result of payments to consultants related to evaluation of new investments opportunities.

2.2.2.	The finance expenses in the first quarter of 2008 amounted to NIS 0.7 million, similar to these expenses in the same period of 2007. The financial expenses included mainly interest recorded in respect of capital note issued to the minority shareholders in PCH ,Linura AG (“Linura”) until the purchase of that note by the Company on March 26th 2008, due to the presentation of the note in its fair value. The financial expenses in the first quarter of 2007 stem mainly from a loss accrued to the Company in respect of realization of bonds that were classified as available for sale assets and realized in that quarter.

2.2.3.	In the fist quarter of 2008 the Company didn’t record any other expenses.

2.3.	Taxes on Income

The Company’s tax expenses for the period were NIS 1.0 million due to tax expenses in Scailex Vision (Tel Aviv) Ltd. (“Scailex Vision”) as a result of an agreement with the Israeli Tax Authorities for final assessments up to tax year 2007 (see clause 5d to the financial report). The said agreement contained also final assessments in respect of discontinued operations of Scailex Vision of which the Company recorded tax benefit of NIS 5.0 million which is included in the income from discontinued operations, see clause 2.5 hereafter. In the first quarter of 2007 the tax expenses totaled NIS 0.5 million and included current taxes recorded by subsidiary companies.

2.4.	Net income for the period from continuing operations

Net income from continuing operations for the period amounted to NIS 22.1 million, compared to NIS 11.3 million in the first quarter of 2007. The income stem mainly from the profit from the purchase of the capital note from the minority shareholders of PCH which was offset by tax expenses of Scailex Vision, as stated above. The financial income less the financial expenses totaled NIS 3.5 million while the general and administrative expenses amounted to similar amount. The net income from continuing operations in the first quarter of 2007 stem mainly from financial income (net) of NIS 14.6 million which was offset by general and administrative expenses of NIS 2.8 million.

2.5.	Income from discontinued operations

Income from discontinued operations for the period totaled NIS 11.9 million. The income derived from an amount of NIS 6.9 Million related to a decrease in the provision for claims filed by HP against the trustee who held the Escrow account as part of the transaction in which Scailex Vision sold its assets and operations in 2005. The decrease in the provision was enabled after signing an agreement with HP following arbitration procedures between the parties as set forth in the sale agreement. In addition, the Company recorded decrease of NIS 5.0 million in the tax provisions as a result of an agreement signed with the Israeli Tax Authorities, see also clause 2.3 above. The income from discontinued operations in the first quarter of 2007 totaled NIS 4.2 million, mainly from a receipt of $1 million from Jemtex Ink Jet Printing Ltd., see note 1.c.3 to the annual financial statements as of December 31, 2007.

2.6.	Net Income

In the first quarter of 2008 the net income amounted to NIS 34.0 million, compared to a net income of NIS 15.6 million in the corresponding period in 2007. The increase is mostly due to 1) Profit of NIS 23.0 million from purchasing the capital note from the minority shareholders of PCH and 2) profit of NIS 11.9 from discontinued operations as a result of the agreements with HP and with the Israeli Tax Authorities as stated above, compared to net income of NIS 4.2 million from discontinued operations in the first quarter of 2007. The increase in the net income was offset mainly by the decrease in financial income of NIS 11.1 million.

3.	Financial condition

The Company’s assets and liabilities include assets and liabilities of the Company and its PCH subsidiary, as well as assets and liabilities of companies whose operations were discontinued or sold, and were classified under “discontinued operations”.

3.1.	Total Balance Sheet

As of the financial statement date, the total balance-sheet amounted to NIS 1,285.2 million, compared to NIS 1,717.9 million as of the end of 2007. The decrease resulted mainly from payment of $57.2 million to the minority shareholders of PCH in consideration for the capital note they held and their shares. The said payment caused decrease in the cash balance and in the liabilities towards the minority shareholders. In addition, the market value of ORL shares was declined by NIS 192.3 million (in NIS terms) which was recorded directly to shareholders capital.

3.2.	Current Assets

As of the date of the financial statements, current assets amounted to NIS 1,253.2 million, compared to NIS 1,680.2 million as at the end of 2007. The principal asset of the Company presented under current assets is the holding in ORL shares in an amount of NIS 990.0 million and in addition, cash and cash equivalents of NIS 214.6 million. The decrease in the current assets in comparison to the same period last year, resulted mainly from the payment in respect of purchasing the minority share in PCH, erosion in cash balances held in US Dollars and decline in the market value of ORL shares, as stated above.

3.3.	Investments and long term receivables

3.3.1.	The long-term investments and other non-current assets amounted at the end of this quarter, to NIS 29.3 million, compared to NIS 35.0 million as of the end of 2007. The decrease was mainly due to the redemption on marketable securities traded in the US.

3.3.2.	The balance of the fixed assets as of March 31, 2008 was NIS 2.6 million compared to NIS 2.7 million at the end of 2007. The decrease was mainly due to the decline of the exchange rate of the Dollar which caused erosion in the NIS value of the fixed assets. This erosion was set off by purchasing of fixed assets net of depreciation of NIS 0.2 million.

3.4.	Current Liabilities

As of March 31 2008, the company’s current liabilities, amounted to NIS 53.6 million and were mostly due to liabilities related to discontinued operations in the amount of NIS 45.2 million. The remaining balance of liabilities, to suppliers, service providers, taxes and others amounted to NIS 8.4 million. The current liabilities as of December 31, 2007 amounted to NIS 66.6 million comprised of liabilities related to discontinued operations in the amount of NIS 57.2 million and liabilities to suppliers, service providers, taxes and others in the amount of NIS 9.4 million. The decrease in the liabilities related to discontinued operations is attributed mainly to the decrease in tax liabilities in respect of the transaction of the sale of Scailex Vision’s assets and operation to HP due to tax payment of NIS 5.8 million made in January 2008 and due to decrease in other tax liabilities of discontinued operations as a result of the decline in the exchange rate of the Dollar.

3.5.	Long term liabilities

As of March 31, 2008, the long term liabilities amounted to NIS 0.2 million and included only the liability towards the Company’s employees in respect of severance pay, compared to long term liabilities of NIS 257.3 million as of December 31, 2007. The long term liabilities as of the end of 2007 contained capital note issued to the minority shareholders of PCH which was purchased by the Company on March 26, 2008 (see clause 5.2) in the amount of NIS 222.8 million and liability to deferred taxes of NIS 34.3 million in respect of profit from the increase in the market value of ORL shares (profit which was recorded under “comprehensive income” in the shareholders equity). As a result of the decline in the market value of ORL shares to a value which doesn’t reflect taxable profit, the provision for deferred taxes was cancelled. The liability in respect of severance pay as of December 31, 2007 was NIS 0.2 million, similar to this liability as of March 31, 2008.

3.6.	Shareholders Equity

Total equity as of March 31, 2008 amounted to NIS 1,231.4 million, compared to NIS 1,394.0 million as of the end of 2007. The decrease was mostly due to the decline in the market value of ORL shares of NIS 70.4 (in Dollar terms net of taxes) and the erosion of the equity as a result of the decline in the exchange rate of the Dollar of NIS 106.4 million. On the other end, the net income for the period of NIS 34.0 million offset partly the decrease in the equity.

4.	Liquidity and financial sources

4.1.	Cash Flow from operations

The cash flow from current operations in the first quarter of 2008 amounted to NIS 8.3 million, stem mainly from cash derived from discontinued operations in the amount of NIS 10.3 million. This amount comprised mainly of decrease of NIS 16.2 million in cash allocated to ensure the liabilities of the discontinued operations (and as such was not presented as part of the cash in the balance-sheet) less payment of NIS 5.8 million for taxes in respect of the discontinued operations. The cash used for continued operations amounted to NIS 2.0 million mostly due to payments of liabilities from 2007 during the quarter. The interest receipts in the quarter were offset by general and administrative expenses, thus the net effect of these items was immaterial. The cash flows from operations in the first quarter of 2007 amounted to NIS 14.1 million stem mainly from interest receipts of NIS 15.3 million and cash from discontinued operations of 3.0 million which were offset by current payments of NIS 4.2 million.

4.2.	Cash flow from investment activities

The cash used for investment activities in the first quarter of 2008 amounted to NIS 186.5 million. This amount comprised mainly of payment of $57.2 million (NIS 200.4 million) for the purchasing of the minority share in PCH (see clause 5.2 hereafter) less proceeds of NIS 14.3 million from the redemption of marketable securities. The cash used for investment activities in the first quarter of 2007 amounted to NIS 715.5 million. The said amount contained mainly the purchase of ORL shares in the amount of NIS 807.7 million which was moderated by proceeds from the exercise and redemption of marketable securities in the amount of NIS 93.5 millions.

4.3.	Cash flow from financing activities

In the first quarter of 2008 the Company recorded no cash flows from financing activities. In the first quarter of 2007 the Company recorded cash flows from financing activities of NIS 206.6 million, that resulted mainly from the loans received from the minority shareholders of PCH (which later were converted to capital note) in the amount of NIS 227.5 million, net. This amount was offset by cash used for discontinued operations of NIS 22.5 million comprised mainly of dividend paid by Scailex Vision, of which the minority’s interest summed to NIS 24.2 million.

4.4.	As of March 31, 2008 the Company assets contain cash, cash equivalents and Marketable securities (including shares of ORL which are classified as financial assets available for sale) amounting to NIS 1,241.9 million (of which NIS 7.9 million is presented under “current assets from discontinued operations”). Cash, cash equivalents and marketable securities at the end of December 2007 totaled NIS 1,683.1 million (of which NIS 25.6 million is presented under “current assets from discontinued operations”). The decrease resulted mainly from the purchasing of the minority share in PCH for NIS 200.4 million, the erosion in the cash balances which most of them are held in Dollars and the decline in the market value of ORL shares.

4.5.	The Company does not have any banking liabilities whatsoever. At the end of 2007, the Company had liability of NIS 222.8 million in respect of the capital note issued to the minority shareholders in PCH which was purchased by the Company on March 26, 2008.

5.	Commitments and Significant Events During the Report Period

5.1.	Control permit and holding of a means of control in ORL.

5.1.1	On February 21, 2008, the response of the Minstry of Justice (“the Competent Authority”) was received, pursuant whereto the apparent position was presented to the State Attorney General of recommending that the Prime Minister and the Minister of Finance reject PCH’s application to receive the ORL Control Permit, as specified in the Company’s Immediate Report dated February 24, 2008 (reference number 2008-01-051663 – this reference constitutes inclusion by way of referral).

5.1.2	The Company communicated with its controlling shareholder, Modgal Industries (99) Ltd. (“Modgal”) and updated it about the Competent Authority’s response. In its response to the Company’s communication, Modgal stated that, in its opinion, the Competent Authority’s position is extremely unreasonable. It further advised that Modgal and its controlling shareholders are examining possible alternatives to resolve the matter, adding however, that there is no certainty that they will succeed in formulating a solution that meets the excessive requirements of the Competent Authority.

5.1.3	On April 8, 2008, representatives of the Company and representatives of Modgal held a meeting with representatives of the Competent Authority during which, the State was asked to present its position in response to the questions: under what conditions would the State approve the issuance of the Control Permit, and what changes would the State require.

The State’s response was that it cannot define what changes would satisfy it regarding the question of the material influence of the Alder Group (which indirectly holds a minority interest in the control group of PCH, and a lien on a portion of the controlling shares, hereafter “Alder Group”) on the control over PCH, but rather, that it expects a concrete proposal to be submitted to it containing particulars of the proposed change, whereby the Alder group would no longer have any material influence on the control of PCH, both in its capacity as a shareholder and as a creditor.

It was agreed that the controlling shareholders would submit a detailed proposal to the State specifying the proposed changes in the Group’s control structure, to the extent that such changes are feasible.

Further to the communications that PCH has been conducting with the Competent Authority, on May 19, 2008, PCH forwarded an outline for a transaction that it received from Modgal to the Competent Authority for its examination The outline is for a transaction in relation to which negotiations are currently being conducted on the basis of agreements in principle formulated between the controlling shareholders of Modgal and the Alder Group regarding the contracting of a binding agreement, the outcome of which, if carried out, will be that the Alder Group shall cease to be an indirect shareholder of PCH (subject to put/call options, which, if exercised, will vest the Alder Group directly with up to 14.75% of IPE’s issued share capital), and the Alder Group shall also cease to be a creditor of PCH’s controlling shareholders (“the Outline of the Transaction Being Formulated”).

PCH is awaiting the Competent Authority’s response in relation to the Outline of the Transaction Being Formulated, and intends to continue its communications with the Competent Authorities in order to obtain a control permit.

It is emphasized that there is no certainty that the said negotiations will lead to a binding agreement at all, and that there is no certainty that the Outline of the Transaction Being Formulated shall satisfy the requirements of the Competent Authority in a manner enabling a control permit to be received by PCH. Furthermore, the Transaction Being Formulated shall be subject to finalization and to suspending conditions, including in relation to the receipt of the requisite regulatory approvals for the execution of the transaction, to the obtaining of bank financing and the like.

It should be noted that, on April 10, 2008, the Company’s Audit Committee and Board of Directors approved, subject to the approval of the Company’s General Assembly, the engagement in an agreement for the sale of PCH to IPE, the parent company of the Company. For additional particulars regarding the said agreement and the General Assembly, see clause 12.2 of this Immediate Report.

5.2.	The Company’s purchase of Linura AG’s (“Linura”) holdings of PCH shares

5.2.1	Further to the agreements regarding Linura’s selling of it holdings in PCH (19.9%), as specified in the Company’s Immediate Report dated November 25, 2007 (reference number 2007-01-452869 – this reference constitutes inclusion by way of referral), on March 26, 2008, the Company purchased Linura’s entire stake in PCH (19.9%) for the consideration of a total of USD 57.2 million, and received by way of assignment the capital note that PCH had issued to Linura. The consideration was paid in a single payment. Upon consummation of the acquisition of Linura’s PCH shares, PCH became a wholly owned subsidiary of the Company, and the PCH shareholders’ agreement was nullified. The Company holds 15.76% of ORL’s share capital through PCH.

5.2.2	As a result of the consummation of the said purchase, the Company generated a capital gain at the sum of about NIS 23 million during the first quarter of 2008. Furthermore, the capital reserves were increased by some NIS 11.3 million, which increased that portion of the equity attributable to the Company’s shareholders.

6.	Qualitative report on the exposure to market risks and their management

6.1	The person responsible for management of market risk for the company

The person responsible for management of market risk for the company is Mr. Shachar Rachim – company’s CFO.

6.2	Market risk to which the company is exposed

The Company exposures to market risk including exposure to foreign currency have not been changed from those described in the directors report for the year ended December 31, 2007 apart from the fact that at the end of the first quarter of 2008, the Company acquired the minority shares in PCH and the unlinked NIS capital note which was issued by the subsidiary, was assigned to the Company. Thus, the exposure for fluctuations of the Dollar-NIS rate, as far as it is related to the said capital note, was terminated.

6.3	Disclosure of the Financial Statement Approval Proceedings in the Corporation Reported

In accordance with the audit committee’s regulations, which have been adopted by the company’s board of directors, the company’s audit committee is the organ responsible for the overall control of the company (within the meaning of Opinion No. 76 of the Israeli Institute of Certified Public Accountants). Every quarter, including this quarter, the financial statements and board of directors’ reports are furnished to the members of the audit committee for scrutiny a few days before the date of the meeting fixed for discussing the statements and reports and for formulating a recommendation to the company’s board of directors to approve the statements and reports.

The audit committee consists of five members, including the company’s two outside directors, Mr Yoav Biran and Mr Dror Barzilay, and another three directors – Mr. Shalom Singer (the Chairman of the Committee), Mrs. Irit Ben Ami and Mr. Mordechai Peled. Four of the audit committee’s members have been defined as having accounting and financial expertise.

During the audit committee’s meetings to approve these financial statements, the financial results, financial position and every main act or change occurring during the period reported were reviewed and a discussion was held in the presence of the Company’s management, during which questions were raised and answers were given to the committee members’ questions. In addition, the Company’s risks factors and the risks management were discussed and the committee also discussed the internal auditor report related to the procedures of ending period for issuing financial statements. The company’s external auditor was present at the meeting and he expressed his professional opinion on accounting issues in connection with the company’s financial statements and the Company’s internal auditor was present, as well.

After the deliberation, the audit committee recommended to the board of directors that the Financial Statements be approved. The financial results, the financial position and every activity or significant change that occurred during the period under report were reviewed and deliberated during the board of directors’ meeting, at which time, questions were raised and answers given to the questions of the members of the board.

6.4	Company policy on market risk management

The Company policy on market risk management was unchanged from that described in the directors’ report as of December 31, 2007.

6.5	Supervision of market risk management policy and its implementation

The supervision of market risks management policy and its implementation were unchanged from those described in the directors’ report as of December 31, 2007.

6.6	The following table summarizes the Company’s linkage bases as at March 31, 2008 (in NIS thousands):

	March 31, 2008
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary assets	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalent	210,031			4,605			214,636
Financial assets
available for sale					989,978		989,978
Other receivables			1,845	1,123		8,979	11,947
Current assets in respect
of discontinued operations	35,287	1,330					36,617
Investments held until
maturity long-term	29,344						29,344
Fixed assets						2,629	2,629
Total assets	274,662	1,330	1,845	5,728	989,978	11,608	1,285,151

LIABILITIES:
Creditors and accruals	2,770	354		1,942			5,066
Taxes payable			3,321				3,321
Current liabilities in
respect of discontinued
operations	17,666	203	25,894	1,457			45,220
Liabilities in respect of
termination of employment				189			189
Total liabilities	20,436	557	29,215	3,588	0	0	53,796

Total balance	254,226	773	(27,370)	2,140	989,978	11,608	1,231,355

        The following table summarizes the Company's linkage bases as at March 31, 2007 (in NIS thousands):

	March 31, 2007
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary assets	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalent	470,378	4		874			471,256
Financial assets
available for sale	12,537				720,223		732,760
Investments held until
maturity	89,025						89,025
Other receivables			803	666		5,678	7,147
Current assets in respect
of discontinued operations	94,856	1,996					96,852
Financial assets available for sale long-term	1,678						1,678
Investments held until
maturity long-term	54,148						54,148
Fixed assets						295	295
Total assets	722,622	2,000	803	1,540	720,223	5,973	1,453,161

LIABILITIES:
Creditors and accruals	2,115	233		1,753			4,101
Taxes payable	401		3,908				4,309
Current liabilities in
respect of discontinued
operations	18,808		51,304	1,703			71,815
Capital notes	223,240						223,240
Liabilities in respect of
termination of employment				79			79
Total liabilities	244,564	233	55,212	3,535			303,544

Total balance	478,058	1,767	(54,409)	(1,995)	720,223	5,973	1,149,617

6.7.	Sensitivity tests

The Company performed four sensitivity tests related to changes in the fair value of the financial instruments to the balance sheet date.

The fair value of the financial instruments was determined as follow:

1.	The fair value of the US bonds stated according to the stock exchange prices to the balance sheet date.

2.	The fair value of the short term financial assets that are not linked to the CPI stated according to their nominal value in NIS or according to the currency exchange rate of which the asset is related to, as at the balance sheet date.

3.	The fair value of financial instruments that are linked to the CPI stated according to the known CPI to the balance sheet date.

4.	The fair value of the marketable securities which were classified as available for sale financial assets was determined by their price in the stock exchange as of the balance sheet date.

The four sensitivity tests that the Company has performed were in respect of the following market changes:

1.	Exchange rate – changes in the foreign currency rates in respect of assets and liabilities that nominated in foreign currency.

2.	Interest – changes in the US dollar interest and their influence on the US bonds fair value.

3.	CPI – changes of the assets and liabilities linked to the CPI due to increase/decrease of the CPI.

4.	Marketable securities value – the changes in the marketable securities fair value which is influenced by the result of the operations of the Companies that issued these securities and by macro changes influencing the capital market.

Changes in foreign exchange rate

			Fair Value
	10%	5%	1$=3.553 NIS	-5%	-10%

Current assets
Cash and Cash equivalents	(461)	(230)	4,605	230	461
Creditors and accruals	(297)	(148)	2,968	148	297

Total assets	(757)	(379)	7,753	379	757

Current liabilities
Other creditors and accruals	(194)	(97)	1,942	97	194
Current income taxes liabilities	(332)	(166)	3,321	166	332
Current liabilities related to discontinued operation	(2,735)	(1,368)	27,351	1,368	2,735
Liability for employee rights upon retirement	(19)	(9)	189	9	19

Total liabilities	(3,280)	(1,640)	32,803	1,640	3,280

Total balance	2,523	1,262	(25,230)	(1,262)	(2,523)

Changes in US dollar's interest rate

	10%	5%	Fair Value	-5%	-10%

Non current assets
Investments held-to-maturity	(100)	(50)	29,344	50	99

Total assets	(100)	(50)	29,344	50	99

Total liabilities	0	0	0	0	0

Total balance	(100)	(50)	29,344	50	99

Changes in the CPI

	Increase of 0.2%	Increase of 0.1%	Fair Value	Decrease of 0.1%	Decrease of 0.2%

Current assets
Creditors and accruals	4	2	1,845	(2)	(4)

Total assets	4	2	1,845	(2)	(4)

Current liabilities
Current income taxes liabilities (continuing and
discontinued operations)	58	29	29,215	(29)	(58)

Total liabilities	58	29	29,215	(29)	(58)

Total balance	(55)	(27)	(27,370)	27	55

Changes in fair value of ORL share

	10%	5%	Fair Value	-5%	-10%

Current assets
Available-for-sale financial assets	98,998	49,499	989,978	(49,499)	(98,998)

Total assets	98,998	49,499	989,978	(49,499)	(98,998)

Total liabilities	0	0	0	0	0

Total balance	98,998	49,499	989,978	(49,499)	(98,998)

6.8	Derivative positions

To the financial statement date, the company has no derivative positions. The Company implements Hedge Accounting of cash flows, see note 2c to the financial statements.

7.	Critical accounting estimates

The critical accounting estimates have not been changed from those described in the directors’ report for the year ended December 31, 2007.

8.	Policy of charitable donations

In its annual budget for 2008, the Company allocated an amount designated for charitable donations that to be distributed in the course of the year to needy organizations in an amount of $100 thousand. Actual charitable donations made in the first quarter of 2008 amounted to NIS 10 thousand.

9.	Directors who have accounting and finance expertise

In the reported period, there was no change in the minimal number of directors who have accounting and financial expertise and the number of directors having accounting and financial expertise was not less than defined and in accordance with the description in the directors’ report for the year ended December 31, 2007.

10.	Auditor fees and work hours

There was no change in the details described in the directors’ report for the year ended December 31, 2007 as to the internal auditor. In the first quarter of 2008, the auditor performed internal audit on the procedures of offending period for issuing financial statements. The audit focused on the financial statements for the third quarter of 2007 and to the annual reports of that year. The internal auditor invested approximately 150 hours in the audit according to the definitions of the audit committee. The findings of the audit have been presented to the Company and its organs and were discussed comprehensively in the audit committee.

11.	Colleagues survey

The Company gave an authorization to disclose required data for sampling related to colleague’s survey initiated by the Institute of Certified Public Accountant in Israel, under conditions that it will implemented under confidentiality terms and the assurance that there will be no conflict of interest of the surveyors.

12.	Events subsequent to the balance-sheet date

12.1	Dividend distribution

On April 10, 2008, the Company Board of Directors approved the distribution of a cash dividend at the sum of NIS 150,040,967, after determining that the distribution meets the legal criteria for a distribution, in conformance with the Companies Act, 5759 – 1999 (“the Companies Act”), which is to be distributed in cash to the Company’s shareholders on May 22, 2008. For additional particulars, see the Company’s Immediate Report of the distribution of a dividend in cash dated April 10, 2008 (reference number 2008-01-106338 – this reference constitutes inclusion by way of referral).

12.2	PCH sale agreement

On April 10, 2008, after the Company’s Audit Committee and Board of Directors gave their approval, and subject to the approval of the Company’s General Assembly, which is to convene on May 29, 2008, the Company engaged in an agreement with Israel Petrochemical Enterprises Ltd. (“Petrochemicals”) (the Company’s parent company, which holds 50.06% of the Company’s share capital), for the sale of all of PCH’s issued share capital. (“PCH’s Shares”).

In consideration for the purchase of PCH’s Shares, the capital notes issued by PCH in respect of funds that its shareholders had injected into PCH, the assignment of the Company’s rights pursuant to a rental agreement under which it rents its offices in Herzliya, as well as the rights of the Company and PCH pursuant to a Letter of Undertaking from the Israel Corporation Ltd. dated May 10, 2007, Petrochemicals shall pay a total of NIS 1,144,221,022 to the Company (“the Consideration”).

The consummation of the PCH sale agreement is contingent, inter alia, upon the fulfillment of conditions precedent and suspending conditions that are stipulated in the Suny agreement, and upon the concurrent execution of the Suny Agreement (as defined below in clause 12.3), simultaneously with the execution of the PCH sale agreement.

For additional particulars regarding the PCH sale agreement, see the Company’s Immediate Report as published on April 13, 2008 (reference number 2008-01-106473 – this reference constitutes inclusion by way of referral), as well as the Company’s Immediate Report of the summoning of a General Assembly, in conformance with the Companies Act, 5759 – 1999, and the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 – 2000, which was published on April 17, 2008 (reference number 2008-01-113823 – this reference constitutes inclusion by way of referral).

12.3	Suny agreement

On April 10, 2008, Petrochemicals engaged in an agreement with Suny Electronics Ltd. (“Suny”) for the sale of the entire stake of Petrochemical Holdings Ltd. (one of Petrochemical’s wholly owned and controlled subsidiaries) (“Petrochemical Holdings”) in Scailex; i.e., 19,112,255 ordinary shares of NIS 0.12 par value, each, constituting 50.06% of Scailex’s issued share capital at this time, to Suny, so that Petrochemicals shall cease to be a shareholder of Scailex, while Suny shall become Scailex’s controlling shareholder. Within the scope of the Suny agreement, Suny undertook, inter alia, to cause Scailex to purchase officeholders’ liability insurance, as is customary for officeholders and directors holding office in Scailex and in Scailex’s subsidiaries on the signing date of the Suny agreement, for seven years as of the execution date, as well as to cause Scailex to fulfill its undertakings pursuant to the letter of indemnity that it had issued to those same directors and officeholders.

The Suny agreement is contingent, inter alia, upon the fulfillment of the conditions precedent and suspending conditions stipulated in the PCH agreement, as specified above in clause 12.2, as well as upon the execution of the PCH agreement simultaneously with the execution of the Suny agreement.

For additional particulars regarding the Suny agreement, see the Immediate Report as published on April 13, 2008 (reference number 2008-01-107097 – this reference constitutes inclusion by way of referral), as well as the Immediate Report of the summoning of a General Assembly, in conformance with the Companies Act, 5759 – 1999, and the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 – 2000, as published on April 17, 2008 (reference number 2008-01-113823 – this reference constitutes inclusion by way of referral).

12.4	Scailex’s engagement in a run-off policy

On April 10, 2008, the signing date of the Suny agreement, the Company’s Audit Committee and Board of Directors approved the Company’s engagement in a run-off policy for directors and officeholders holding office in Scailex and in Scailex’s subsidiaries, including PCH, pursuant to Suny’s undertaking within the scope of the Suny Agreement, subject to the approval of the Company’s General Assembly, which is to convene on May 29, 2008. This insurance policy shall be valid for six to seven years, to the extent possible, after the execution date of the Suny Agreement, at the inclusive sum insured per event and for the period of USD 30,000,000 and for a premium at an inclusive sum not exceeding NIS 2,500,000 for the entire said period.

For additional particulars regarding the Company’s engagement in the run-off policy, and the Company Board of Directors’ considerations when approving the engagement, see the Immediate Report of the summoning of a General Assembly, in conformance with the Companies Act, 5759 – 1999, and the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 – 2000, as published on April 17, 2008 (reference number 2008-01-113823 – this reference constitutes inclusion by way of referral).

12.5	Distribution of a dividend by the subsidiary, Scailex Vision

12.5.1	On April 18, 2008, after approval was given by the Board of Directors of Scailex Vision, a subsidiary of the Company (the Company holds 78.6% of Scailex Vision’s issued share capital), the General Assembly of Shareholders of Scailex Vision, approved the distribution of a dividend to Scailex Vision’s shareholders (“the Distribution”), on a pro rata basis, at the inclusive sum of USD 25,000,000, but not exceeding the sum of NIS 92,500,000 on the distribution date. The final total distribution shall be determined by Scailex Vision’s Board of Directors if and when the Court’s approval is received.

12.5.2	Although the said distribution passes the solvency test (as this term is defined in section 302(a) of the Companies Act); i.e. – there is no reasonable concern that the distribution would prevent the applicant from meeting its existing liabilities and obligations and those expected at the time they become due – in light of Scailex Vision’s financial statements of December 2007 and additional relevant information presented to Scailex Vision’s Board of Directors – the distribution does not formally pass the profit test (as this term is defined in section 302(a) of the Companies Act), since the majority of the sum available for distribution originated from the proceeds that the applicant received from the sale of its operations to HP. Therefore, on May 1, 2008, Scailex Vision filed an application to the Tel-Aviv – Jaffa District Court (“the Competent Court”) to order the approval of a distribution pursuant to section 303 of the Companies Act.

12.5.3	Subject to the Competent Court’s approval of the above-mentioned distribution, and since the distribution does not pass the profit test, as defined in section 302(a) of the Companies Act, Scailex Vision’s General Assembly of Shareholders approved a reduction of Scailex Vision’s share capital at the sum that is to be distributed as a dividend.

12.6	Settlement agreement between Scailex Vision and HP

Pursuant to the agreement from 2005 for the sale of the majority of Scailex Vision’s assets and operations to HP, USD 23 million (“the Sum in Escrow”) was deposited with a trustee (“Trustee”) to secure HP’s indemnification rights. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which concludes the reciprocal claims between the parties in relation to the Sum in Escrow (“the Settlement Agreement”). The Settlement Agreement regulates the rights of the parties in relation to the proceedings that HP instituted against the tax authority in Mexico, and the balance of the Sum in Escrow (about USD 0.6 million). As a result of the Settlement Agreement, Scailex Vision generated a profit of some USD 2.4 million; the Company’s share of this profit is about USD 1.7 million.

For additional particulars regarding the Settlement Agreement, see the Company’s Immediate Report published on May 6, 2008 (reference number 2008-01-127185 – this reference constitutes inclusion by way of referral).

12.7	Tax assessment agreements for the years 2006-7 for Scailex Vision and a wholly owned subsidiary

In May 2008 Scailex Vision and one of its wholly owned subsidiaries signed tax assessment agreements for the years 2006-2007. For additional particulars, see note 5.d. of the Financial Statements.

By: /s/ Eran Schwartz —————————————— Eran Schwartz Chairman of the Board	By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer